UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1
Amendment 1
to filing number 333-133077

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SILVANUS ENTERPRISES, INC.
(Name of small business issuer in its charter)

 North Carolina
2040
02-0738566
(State or other
jurisdiction of
incorporation or
organization)
(Primary Standard
Industrial
Classification Code
Number)
(IRS
Employer Identification
No.)

9548-D Mt. Holly-Huntersville Road, PMB 312, Huntersville, North
Carolina 28078
704-577-7490
(Address and telephone number of principal executive offices)

 9548-D Mt. Holly-Huntersville Road, PMB 312, Huntersville, North
Carolina 28078
(Address of principal place of business or intended principal place of business)

Daryl E. Cherry, 6412 Tivoli Court, Charlotte, N.C. 28211
704-713-2461
(Name, address and telephone number of agent for service)

Copies of all communication to:

Silvanus Enterprises, Inc.
  9548-D Mt. Holly-Huntersville Road, PMB 312
Huntersville, North Carolina 28078

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement. (May 19, 2006)

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each
class of
securities to
be registered
Dollar Amount
to be
registered
Proposed
maximum
offering price
per unit
Proposed
maximum
aggregate
offering price
Amount of
registration
fee

Bond
$10,000,000.00
$800.00
$8,000,000.00
$1,070.00

EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.
A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
Disclosure alternative used(check one): Alternative 1; Alternative 2; X

SILVANUS ENTERPRISES, INC
CROSS-REFERENCE SHEET

Item Number	Heading: Heading in Prospectus

1.		Front of the Registration Statement and Outside Front
		Cover Page of Prospectus:
		Facing pages; Front Cover Page
2.		Inside Front and Outside Back Cover Pages of
		Prospectus:
		Inside Front and Outside Back Cover Pages of
		Prospectus
3.		Summary Information and Risk Factors:
		Summary of Our Offering; Risk Factors
4.		Use of Proceeds:
		Summary of Our Offering; Use of Proceeds;
		Plan of Operations
5.		Determination of Offering Price:
		Risk Factors; Determination of Offering Price;
		Plan of Distribution/Terms of Our Offering
6.		Dilution:
		Summary of Our Offering; Risk Factors;
		Dilution of the Price You Pay for Your Bonds
7.		Selling Security Holders:
		Not Applicable
8.		Plan of Distribution:
		Front Cover Page; Plan of Distribution/Terms
		of Our Offering
9.		Legal Proceedings:
		Legal Proceedings; Directors, Executive Officers,
		Promoters and Control Persons
10.		Directors, Executive Officers, Promoters
		and Control Person:
		Directors, Executive Officers, Promoters
		and Control Persons
11.		Security Ownership of Management:
		Security Ownership of Certain Beneficial
		Owners and Management
12.		Description of the Securities:
		Description of Securities
13.		Interest of Named Experts and Counsel:
		Interest of Named Experts and Counsel
14.		Disclosure of Commission Position on
		Indemnification for Securities Act Liabilities:
		Disclosure of Commission Position on
		Indemnification for Securities Act
15.		Organization Within Last Five Years:
		Not Applicable
16.		Description of Business:
		Business
17.		Management's Discussion and Analysis
		of Plan of Operation:
		Plan of Operation
18.		Description of Property:
		Description of Property
19.		Certain Relationship and Related
		Transactions:
		Certain Relationships and Related
		Transactions
20.		Market for Common Equity and Related:
		Front Cover Page; Risk Factor;
		Determination of Bondholder Matters Offering Price; Security Ownership of Beneficial Owner and
		Management; Share Capital Structure; Market for Common Equity and Related Bondholder Matters
21.		Executive Compensation:
		Executive Compensation
22.		Financial Statements:
		Financial Statements
23.		Changes In and Disagreements with
		Accountants on Accounting and
		Financial Disclosure:
		Changes in and Disagreements with
		Accountants on Accounting and
		Financial Disclosure.



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




Prospectus

SILVANUS ENTERPRISES, INC.

9548-D Mt. Holly-Huntersville Road, PMB 312, Huntersville, North
Carolina 28078

Up to 10,000 Corporate Bonds
Proposed Offering Price: $800.00 per unit

Before this offering, there has been no public market for the corporate bonds.

We are offering up to a total of 10,000 corporate bonds on a best efforts basis, no minimum, 10,000 bonds maximum basis.
The offering price is $800 per bond. There is no minimum number of bonds that we have to sell.

INVESTING IN OUR CORPORATE BONDS INVOLVES RISKS. SEE "RISK FACTORS" STARTING AT PAGE 3.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
STARTING AT PAGE 3.

	    Price to Public   Commission(1)(2) Fund Raising Net Proceeds
						  Expenses     to Us(3)(4)


Per Bond	   $1000.00	  $ 0.00	$200.00		$800.00

Aggregate
Offering Price	  $ 10,000,000	  $ 0.00	$0.00		$0.00

Note:
(1) The broker for Silvanus Enterprises, Inc is selling the securities and will receive commission in conjunction with the sale of these securities.
(2) The bonds are being offered to prospective investors through Silvanus Enterprises, Inc broker.
(3) Expenses are not expected to exceed $500,000, and include our consulting, travel, lodging, presentation locations and materials, legal and accounting fees, transfer agent's fees, filing fees, and printing costs. (See Use of Proceeds and Plan of Distribution.)
(4) No escrow account will be set up and all proceeds raised in the offering will be deposited immediately into our corporate account to be utilized for working capital in the priorities set by Emerging Holdings USA Inc.
        (See Use of Proceeds).


There is no minimum number of bonds that must be sold in this offering. Because there is no minimum number of bonds that has to be sold in this offering, there is no assurance that we will achieve the proceeds level described in the above table.

We are a start-up company and we have not yet generated or realized any revenues from our business operations.
We are not a blank check company. We have no intentions of merging with any other companies, allowing ourselves to be acquired by another company, or to act as a blank check company as that term is defined under Rule 419 of Regulation C under the Rules of the Securities Act of 1933. We must raise cash in order to implement our business plan.

Silvanus Enterprises, Inc. is a manufacturing and distribution company. Our business model is primarily to operate as a manufacturing company that will acquire and process raw materials into a natural foods nutritional product line (including literature) and distribute these products domestically and internationally. As required by the competitive environment, our business model includes vertical integration as required to remain competitive.

The date of this prospectus is July 22, 2006.

					TABLE OF CONTENTS


Page
SUMMARY OF OUR OFFERING							1
Our Business							 	1
Our Offices								1
The Offering							 	1
Selected Financial Information				 	 	2
Risk Factors							 	2
RISK FACTORS							 	3
Risk Related to Our Business					 	3
Risk Related to Our Capital Structure			 	 	4
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING
STATEMENT								6
USE OF PROCEEDS							 	7
DETERMINATION OF OFFERING PRICES				 	8
DILUTION OF THE PRICE YOU PAY FOR YOUR BONDS  	 	 	8
PLAN OF DISTRIBUTION; TERMS OF OFFERING		 	 	9
Offering Being Made By Silvanus Enterprises, Inc.	 	 	9
No Escrow of Proceeds						 	9
A Broker is Being utilized in this Offering		 	 	9
Opportunity to Make Inquiries						10
Procedures for Prospective Investors					10
Expiration Date
LEGAL PROCEEDINGS							10
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS							10
Identification of Directors and Executive Officers			10
Background of Officers and Directors					11
Significant Employees							12
Involvement in Certain Legal Proceedings				12
Family Relationships							12
Audit Committee Financial Expert					12

Changes in Control							13
INTEREST OF NAMED EXPERTS AND COUNSEL					14
DISCLOSURE OF COMMISION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES BUSNIESS				14
Business Development 							14
Our Business and Background						15
Competitive Factors							17
Regulations								18

Employees and Employment Agreements					18
Reports to Securities Holders						18
PLAN OF OPERATIONS							19
Forward Looking Information						19
Our Proposed Plan of Operation						19
Capital Requirements 							20
DESCRIPTION OF PROPERTY						21
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS			21
MARKET FOR COMMON EQUITY AND RELATED
BONDHOLDER MATTERS							21
Market Information							21
Dividends								22
Equity Compensation Plan						22
EXECUTIVE COMPENSATION							22
Summary of Compensation of Executive Officers				22
Stock Options/SAR Grants						22
Long-Term Incentive Plans						22
Compensation of Directors						23
Employment Contracts and Termination of Employment			23

EXPERTS									24
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE					24
FINANCIAL STATEMENTS							25







SUMMARY

The following summary information is qualified in its entirety by the detailed information appearing in the Prospectus.

Our Business

Silvanus Enterprises, Inc. is a company incorporated under the laws of the State of North Carolina on February 15, 2005. We have not commenced active business operations, yet we are completing several phases of research and product development. We are located at 9548-D Mt. Holly-Huntersville Road, PMB 312, Huntersville, North Carolina 28078.


The Offering

Securities being offered:	Up to 10,000 corporate bonds

Offering price per share:	$800.00
Offering period:		The bonds are being offered by the
                                Company's broker

Net proceeds:			Up to $5,700,000 (total raised minus
                                offering expenses)
Use of proceeds:	 	Assuming all 10,000 bonds are sold:
 	Gross Proceeds:              			$  8,000,000
 		Fund Raising Expenses:             	$  2,300,000
    		SEC Registration (Incl.Prep.):   	$      1,070
    		Travel Expenses:                 	$      2,000
   		Marketing Materials:             	$      1,000
    		Consulting:                      	$      5,000
    		Investor Relations:              	$      1,000
    		Research and Analysis:           	$      1,000
    		Legal Expenses:                  	$      5,000
    		Funding Meetings:                	$      1,000
    		Contingency:                     	$      2,000
	Net Proceeds:                			$  5,700,000
    		Processing Facilities/Office:         	$  4,017,000
    		Equipment:           	        	$    250,000
    		Ingredients:                    	$    100,000
    		Corporate Infrastructure:        	$    600,000
		Marketing/Distribution:		$    400,000
    		Contingency/Investments:              	$    333,000

Number of Corporate Bonds  	10,000
Bonds Committed to be Issued:	Before the Offering: 10,000
 				Bonds Offered: 10,000
 				After the Offering: 0
                                (assuming all 10,000 bonds sold)



Selected Financial Information

 					December 31, 2005
BALANCE SHEET DATA:
	Current Assets:	        	    	$0
	Other Assets:		    		$0
	Total Assets:		    		$0
	Total Liabilities:		    	$0
	Deficit:		    		$0
	Shareholder Deficiency:		    	$0

 		   From inception February 15, 2005 to December 31, 2005

INCOME STATEMENT DATA:
	Total Income:		  		$0
	Total Expenses: 		  	$0
	Net Profit (Loss):		  	$0


(See Financial Statements - Schedule I for complete and accurate financial information about Silvanus Enterprises, Inc)

Risk Factors

The securities offered in this Prospectus involve a minimum degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford to lose their entire investment.
Such risk factors include, among others, lack of company operating history and limited resources, discretionary use of proceeds, no escrow of proceeds, and competition in selected area of business.

Investment in our company also involves significant risks because this is a startup company with no operating history.


RISK FACTORS

Please consider the following risk factors before deciding to invest in the corporate bonds.

Risks Related to Our Business

Uncertain Fiscal Policies.

Taxation policies, including royalties and tax increases and retroactive tax claims may occur. High and unpredictable inflations may occur.

Risks Related to Our Capital Structure and this Offering

You may receive Interest Income from an Investment in the Corporate Bonds with the possibility that the investor may not receive the entire return on your investment.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some discussions in this prospectus may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this prospectus. Such factors include, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this prospectus. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.

USE OF PROCEEDS

Our offering is being made on a best effort - no minimum basis. The net proceeds to us after deducting offering expenses of 2,300,000 will be $5,700,000 when all of the bonds are sold. We will use the proceeds as follows:


Amount Raised

Allocation		 			100%
						$ 10,000,000
Offering Expenses:
SEC Registration Fee1:	  			$	 1,070
Travel Expenses:			 	$	 2,000
SEC Filling Preparation:		 	$	71,000
Fund Raising Expenses:				$    2,209,930
Marketing Materials:	 		 	$	 1,000
Consulting:		 		 	$	 5,000
Contingency:		 		 	$	 2,000
Investor Relations:	 			$	 1,000
Research & Analysis:	 			$	 1,000
Legal Expenses:		 			$	 5,000
Funding Meetings:	 			$	 1,000
Direct Investment	      			$    5,700,000

Notes:
1.	SEC registration fee is $1,070
2.	SEC Filling preparation includes printing, engraving,
accounting, blue sky, miscellaneous

We have allocated a wide range of money for filling preparation and consulting. That is because we do not know how much will ultimately be needed for filling preparation. Also we plan to utilize various consulting resources to assist with locating potential investors as well as performing the analytical and presentation work necessary to effectively communicate our business model. We believe that the required filling preparation and consulting work will cost up to $2,300,000.

Marketing Materials includes the cost of marketing securities to the public and potential investors. Travel Expenses includes cost related to visiting locations for validation in preparation for investor discussion as well as travel related to investor presentations.

Our offering expenses are comprised of a Securities and Exchange
Commission filing fee, Travel Expenses, Marketing Materials, SEC
Registration Preparation, Consulting and Contingency fees.

Our directors and officers will not receive any compensation for their efforts in selling our corporate bonds. While we currently intend to use the proceeds of this offering substantially in the manner set forth above, we reserve the right to reassess and reassign the use if, in the judgment of our board of directors, changes are necessary or advisable. Specifically, we may choose to invest in different stages of the value chain i.e. raw materials acquisition, raw material processing or raw material exports. Or choose to invest in the entire process for a particular commodity or product line.

DETERMINATION OF OFFERING PRICE

There is no established public market for the corporate bonds being registered. As a result, the offering price and other terms and conditions relative to the corporate bonds offered hereby have been analytically derived or arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value.

In addition, no investment banker, appraiser or other independent third party has been consulted concerning the offering price for the bonds or the fairness of the price used for the bonds.

Among the factors we considered in determining the offering price were:

1.	Our lack of an operating history,
2.	The proceeds we want to raise in this offering, and
3.	Our relative cash requirements.


DILUTION OF THE PRICE YOU PAY FOR YOUR BONDS

Dilution is the difference between the public offering price of $800.00 per bond for the corporate bonds offered herein, and the net book value per corporate bond immediately after its purchase. Our net book value per bond is calculated by multiplying our bonds outstanding by our par value per bond.

Our book value prior to the offering as of May 19, 2006 is ($10,000,000) or approximately ($800.00) per bond. Prior to selling any bonds in this offering, we had 10,000 bonds committed.



PLAN OF DISTRIBUTION; TERMS OF THE OFFERING

Offering Being Made by Silvanus Enterprises, Inc.

Silvanus Enterprises, Inc. is offering up to 10,000 corporate bonds to the public, at a price of $800.00 per bond. The offering price was analytically and arbitrarily determined by management.

Silvanus Enterprises, Inc. will review all subscriptions immediately on receipt to confirm the suitability of the investor. If the investor is suitable and the subscription is not rejected by Silvanus Enterprises, Inc. or its legal counsel, the subscription will be accepted and the check for the purchase price will be deposited. If, for any reason, an investor is determined to not be suitable or if the subscription is rejected for any other reason, the investor`s check and all subscription documents will be promptly returned to the investor without interest and without deduction. We have the right to completely or partially accept or reject any subscription for shares offered in this offering, for any reason or for no reason.

No Escrow of Proceeds

There will be no escrow of any of the proceeds of this offering.
Accordingly, we will have use of all funds raised as soon as we accept a subscription and funds have cleared. These funds shall be non-refundable to subscribers except as may be required by applicable law.


A Broker Is Being Utilized in this Offering

As of the date of this Prospectus, a broker has been retained by us for the sale of these bonds. All sales will be made by personal contact by our broker.

Opportunity to Make Inquiries

Silvanus Enterprises, Inc. broker will make available to each offeree, prior to any sale of bonds, the opportunity to (1) ask questions of and receive answers from the broker concerning any aspect of the investment and (2) obtain any additional information necessary to verify the accuracy of the information contained in this prospectus, to the extent that the broker possesses such information or can acquire it without unreasonable effort or expense.

Procedures for Prospective Investors

You may subscribe by contacting Silvanus Enterprises, Inc.'s broker and filling in and signing the subscription agreement and delivering it, prior to the expiration date, to the broker.

Expiration Date

The offering will remain open until all bonds offered in this offering are sold.

LEGAL PROCEEDINGS

Silvanus Enterprises, Inc is not a party to any pending litigation and, to the best of its knowledge, none is threatened or anticipated.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Identification of Directors and Executive Officers

Each of our officers is elected by the board of directors for a term of one year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office.

The names, addresses, ages and positions of our present officers and directors are set forth below:

Name			Age	Positions 		Date First Held

Daryl E. Cherry		57	President 		February 15, 2005
9548-D Mt. Holly-		Chief Executive Officer
Huntersville RD
Huntersville, NC 28078

Sheldon R. Shipman	51	Vice-President		February 15, 2005
8804 Walden Ridge Dr		Secretary
Charlotte, NC 28216		Director




Background of Officers and Directors

The principal occupation and business experience during the last five years for each of our present directors and executive officers are as follows:

Daryl E. Cherry, is the founder and developer of Silvanus Enterprises, Inc. product line, and currently serves as the President and Chief Executive Officer. Mr. Cherry was a high-school All-American and an accomplished athlete in both the collegiate and professional ranks.

Mr. Cherry was a three-letter athlete participating on a full scholarship when he entered college at North Carolina Agricultural & Technical University (Greensboro, NC) in 1966. He weighed approximately 185 lbs. and was standing 6'1" in height. By the time he successfully completed his freshman year and returned for his sophomore year, he had gained between 55-60 extra pounds. The extra weight caused a constant strain to his muscles and thus contributed injuries and his brief stay with the Dallas Cowboys. Upon his return from Dallas to Charlotte, his hometown and current residence, his sojourn of studying and experimentation began. A lifelong competitor, he began to find the answer to his weight problem through an intense study of nutrition that began in college and covered the next three decades.

Pure vegetarianism, discovering the analysis and chemistry of food, excluding cholesterol, preservatives, and additives became a way of life. For the past thirty plus years, he has dedicated himself to this research, by reading literature, taking nutritional classes, participating in various programs and conventions, analyzing and reviewing information from leading research organizations. During the early phases of his research, he began replacing and redeveloping his diet with combinations of hi-fiber, low calorie, hi-enzyme vegetables, fruits, grains, herbs, seeds and spices. He realized that in order to shed the unwanted pounds and maintain an optimum level of health, he would need a complete well-balanced diet. This diet was developed with all the essential amino and fatty acids in their proper proportions and he began developing formulas and product that would not only provide a well-balanced meal, but would also assist in changing abnormal cells into normal cells and tissues, plus reducing excess wastes and weight.

His formulas, products and dietary concepts helped him to shed those unwanted pounds and to maintain his present weight with increased stamina, endurance, and strength. His thirty years of research and experimentation combined with his collegiate training at a leading agricultural and technical state university are reflected in the hi-tech quality and superior performance of these products.

Rev. Dr. Sheldon R. Shipman, Vice-President/Secretary, is a community activist, motivational educator, senior minister and pastor for the past twenty-six years. He currently pastors the Greenville Memorial African Methodist Episcopal Zion Church (Charlotte, NC), (the North Charlotte district of the Western NC Conference) the denomination known as the "Freedom Church", the church of Frederick Douglass, Sojourner Truth, Paul Robeson, and Harriet Tubman. Dr. Shipman is a graduate of the University of NC -Charlotte (double major in Religious Studies and Political Science), received his Masters of Divinity degree from Hood Theological Seminary, Livingstone College (Salisbury, NC), and completed his doctoral work at the Samuel DeWitt Proctor School of Theology, at Virginia Union University (Richmond, VA).

A native of Durham, North Carolina, Rev. Shipman's career experiences include being a news reporter and an Account Manager for sales for IBM. His professional and community services are numerous and include boards and organizations such as United Way, the Urban League, NAACP and UNCC Alumni Association. In addition to being a Master Mason, and a member of the Kappa Alpha Psi Fraternity, Inc., he was selected twice as one of the "Outstanding Young Men of America" and awarded the NAACP 2001 Community Service Award.

Dr. Shipman has worked with Mr. Cherry for over nineteen years, researching and developing the nutritional properties and formulas for the product line that Silvanus Enterprises, Inc. will be introducing to the wholesale and retail marketplaces.

He is the son of Dr. & Mrs. F. George Shipman, former president and first lady of Livingstone College. He is married to the former Teresa
L. McNair, Licensure Administrator for Charlotte-Mecklenburg Schools, and the blessed father of eleven-year old twins, Joshua McKoy and Jamiel Baker Shipman, and Joy Scott Shipman, 4 years old.

Rev. Shipman is a teacher, practical theologian, and motivational speaker who has conducted a variety of workshops and seminars for over fifteen years addressing the spiritual, mental, nutritional, economic, physiological, and socio political conditions of Americans and people worldwide. His presentations and seminars are designed to supply "a breath of vitality to resurrect our spiritual strengths, cultural heritage, and nutritional clarity" that collectively and individually, we can fulfill our destiny and purpose. Indeed, we are not only "what we think," but we are also products of "what we eat!"

Significant Employees

Silvanus Enterprises, Inc has no employees who are not executive officers, but who are expected to make a significant contribution to our business. We intend to hire Business Analysts, Business Development Executives and Administration Staff on an as needed basis. We have not entered into any negotiations or contracts with any of them.
We do not intend to initiate negotiations or hire anyone until we receive proceeds from our offering.

All of the members of our board of directors have extensive experience in research and development of the health and natural foods industry. Silvanus Enterprises, Inc is in the start phase and therefore the time requirements to date on the members of our board of directors have been minimal. We expect these time requirements going forward will increase but one of our directors or officers will spend 100% of his time on the business of Silvanus Enterprises, Inc.

Involvement in Certain Legal Proceedings

During the past five years, none of our directors or officers have been:

-	a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
-	convicted in a criminal proceeding or named subject to a
        pending criminal proceeding
       (excluding traffic violations and other minor offenses);

Family Relationships

Not Applicable.

Audit Committee Financial Expert

To date, we have not solicited or requested auditing of our financials. This is due to the fact that Silvanus Enterprises, Inc has no assets, no liabilities, and no cash flow as of May 19, 2006.

Changes in Control

There are no present arrangements or pledges of Silvanus Enterprises, Inc`s securities which may result in a change in control of Silvanus Enterprises, Inc.

DESCRIPTION OF SECURITIES

Corporate Bond

Silvanus Enterprises, Inc. is authorized to issue 10,000 corporate bonds, with par value of $800.00 per bond. As of May 19, 2006
Silvanus Enterprises, Inc., Inc had committed to be issued 10,000
Corporate bonds.

Transfer Agent

We will serve as our own transfer agent and register for the corporate bonds until such time as this registration is effective and do not intend to have a transfer agent until further notice. This decision may be changed in the future.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel whose services were used in the preparation of this Form SB-1 was hired on a contingent basis or will receive a direct or indirect interest in Silvanus Enterprises, Inc.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
                          ACT LIABILITIES


Silvanus Enterprises, Inc.'s articles of incorporation provide that it will indemnify its officers and directors to the full extent permitted by North Carolina state law. Silvanus Enterprises, Inc.'s bylaws provide that it will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Silvanus Enterprises, Inc. or is or was serving at the request of Silvanus Enterprises, Inc. as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.



				BUSINESS

Business Development

We were incorporated on February 15, 2005 in the State of North
Carolina.

We have not had any bankruptcy, receivership or similar proceeding since incorporation.

There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation.
We have no property.

Our Business

Executive Summary

Silvanus Enterprises, Inc. are manufacturers and distributors of natural food products. Since it is a well-known fact that "We Are What We Eat," our products are designed and formulated to enhance the quality of life, overall wellness, and assist our customers in experiencing the productivity of quality, natural nutrition.

The formulas (recipes) used are proven over literally hundreds of years of use. These closely held "Secrets" are what make our products superior. With ingredients like Soybeans, Alfalfa, Oats, Peanuts, Brown Rice, Peppermint, Ginseng and others, it's not the "WHAT" but the "HOW" that makes our products both pleasing in taste and nutritional. The American public is more aware of health and fitness today than at any time in our history.

The company will manufacture and distribute natural nutritional supplements and products by domestic marketing to wholesalers, health food distributors, chain stores, and international marketing to governments (inclusive of European, Asian, and African countries) government agencies, institutions and private-labeling opportunities. The company believes that an educated consumer will provide our greatest and most loyal customer base. To this end, Silvanus Enterprises, Inc. intends to educate its consumer through the use of its own publications, related literature, seminars, audio and visual media.

Demographics and Consumer Behavior
     Consumers in the United States spend $66 billion on wellness products. 14% of the market is comprised of high-level consumers, 55% of mid-level consumers, and 30% of low-level consumers. The wellness market includes healthy foods and beverages, dietary supplements, organic products, sports nutrition, diet aids, and alternative health care and services (excluding prescription drugs and over the counter medicines).
Source: The Hartman Group, The Wellness Lifestyle Shopper Study,
September 2000
     68% of consumers who use natural food products indicate that they buy them because they work well. They also purchase for health reasons, because the products are not tested on animals, and for environmental reasons. Source: The Hartman Group, "Understanding the Natural Foods Market," June 2001

With the increased focus on wellness, weight loss, and the recent obesity epidemic, the sales forecast for the natural foods industry over the next several years will reach $97 billion or more (Natural Products Marketplace Review, Volume I, US). Due to the fact that our products have been researched and developed over the last 22 years, Silvanus Enterprises, Inc. projects a 2% market share (or more) within the next three years.

Products Summary

     Our current product list includes:
?	Mother Nature's Miracle Mix (natural meat substitute consisting of beans, grains, seeds, herbs and spices recipes in cookbook)
?	Genesis (7) De-Stress Herbal Tea ( an herbal tea mixture of over
20 herbs that have helped others deal with the prevention and treatment of ailments, diseases, and stressful conditions)
?	Protein Rejuvenator Weight Loss 2000 (protein weight-loss
health drink)
?	Rejuvenator 2000 Supplement (multi-vitamin, herbal supplement capsule and tablet)
?	Holy Bible Vegetarian Cookbook (62 page cookbook)

     Other products will be released and added to the product line as required by company growth and consumer demand.

Background of Product Trends

Almost 70 percent of adults in the U.S. are trying to eat healthier foods, according to a recent survey that examined the diet and exercise attitudes of around 30,000 American consumers. And while 65 percent of participants said that calories do not count when it comes to eating the foods they like, nearly half identified nutritional value as the most important deciding factor in the foods consumed.

The familiar move towards positive nutrition, or adding nutritional benefits to food and drink, took top spot in the most recent trend list. But products are also increasingly being marketed for their inherent goodness, or the benefits already present within the food. This trend can be seen through the launch of vegetable- or grain-based products.

Closely linked to products' nutritional qualities is the desire to use food as a path to looking and feeling beautiful. Products in this category include those with anti-aging and antioxidant ingredients, such as coenzyme-Q10, herbal teas and soy-based products.

New ingredients are also a key factor when it comes to attracting consumers who are constantly looking for different, exciting ingredients with various benefits. Examples currently include omega-3 and amino acids.

The leading products to be released by Silvanus Enterprises, Inc. will be an herbal tea with twenty ingredients (antioxidant ingredients), a natural meat substitute and protein drink (with all the essential amino acids).

Targeted Industries

-- Silvanus Enterprises, Inc. will pursue a goal of 5% market share of our targeted industries that include the health food stores and distributors, retail chain stores and distributors, government agencies, and domestic and international markets.

-- Silvanus Enterprises, Inc. develops and formulates complete protein and well-balanced products for agencies, non-profit organizations, and third world developing countries focused on reducing hunger and alleviating disasters.

Competitive Factors

The best way to describe the industry we are competing in is to say that it is currently a multi-billion dollar industry, and projected to be a $100 billion dollar industry within this decade. Silvanus Enterprises, Inc. is unique in that it has been researching and developing products specifically formulated for wellness, enhanced energy, weight reduction and balanced nutrition for over twenty years. Due to the increased enthusiasm in wellness of the baby boomer generation, the need of our youth in reducing obesity, and the overall population's challenges with serious health problems, our company is posed to introduce these products to the consumer marketplace. These challenges can be met by our products that include vitamin-mineral-herbal supplements, natural seasonings (to reduce sodium intake), herbal teas, and complete well-balanced protein products (such as meat substitutes, protein powder drink mixes).


Regulations

Silvanus Enterprises, Inc. will only use FDA approved raw ingredients for all products prepared by our manufacturing facilities. The company will implement strict quality control measures to enhance consistency and customer satisfaction.

Employees and Employment Agreements

At present, we have no employees. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees. Upon funding and startup of operations, the board will design and implement employee compensation packages.

We intend to hire Consultants, Business Development Executives, and Administrators on an as needed basis. We have not entered into any negotiations or contracts with any of them. We do not intend to initiate negotiations or hire anyone until we receive proceeds from our offering.

Reports to Securities Holders

As of the date of this Prospectus, we became subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, will file reports and other information with the Commission. Reports and other information filed by us with the Commission pursuant to the informational requirements of the Securities Exchange Act of 1934 will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our reports and other documents filed with the Commission may also be available electronically on the World Wide Web at http://www.sec.gov.

We may elect not to file a Form 8-A or other Registration Statement under the Securities Exchange Act of 1934 and therefore, will only be subject to Section 15(d) following the effective date, therefore the proxy rules, short-swing profits regulations, beneficial ownership reporting regulations and the bulk of the tender offer regulations will not apply to us. After we complete this offering, we will not be required to furnish you with an annual report.


PLAN OF OPERATION

Forward Looking Information

This section of the prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Our Proposed Plan of Operation

Operating Strategy

Due to the general complexity of the business model, it is critical we minimize operating complexity.

As a result, we intend to begin our operations by focusing on the introduction of five products as a part of Phase I. The remainder of our product line will be introduced through successive phases supported by a comprehensive marketing campaign. We will initially begin operations by manufacturing complete well-balanced protein and herbal tea products.


Initiative Calendarization

We have utilized the following criteria to sequence and prioritize our business opportunities:

1. Access to expertise and research/development experience in targeted business
2. Ease of execution
3. Required capital
4. Relative returns

Given the criteria above and the opportunities we are presently evaluating, we have decided to begin by focusing on those domestic manufacturing opportunities in the following areas:

1. Local raw materials acquisition
2. Manufacturing equipment, milling processing and packaging
3. Marketing and Distribution

On an ongoing basis, we will continue to explore and prioritize other business opportunities.

The final decision on sequencing beyond our initial focus on the areas above will depend on management recommendation and board approval.


Requirements

The following table sets forth our capitalization as of May 19, 2005. Our capitalization is presented on:

-	A pro forma basis to give effect to net proceeds from
        the sale of the maximum number of corporate bonds (10,000)




				   Actual                   After Maximum
				May 19, 2005            	Offering

Bond holder`s Equity
Corporate Bond, $800.00 par value;
10,000 bonds authorized;	8,000,000			10,000,000
Additional Paid in Capital		0			10,000,000
Retained Earnings (6%)		2,400,000			 2,400,000
Total Bond Holder`s Equity    10,400,000			22,400,000

Total Capitalization	       10,400,000			22,400,000

Number of Bonds Outstanding	  10,000			10,000,000

The company has only corporate bonds outstanding.

Need for Additional Capital

If we are successful in selling the 10,000 corporate bonds offered under this prospectus, management believes we will have sufficient capital to complete the initial projects. We will assess whether to proceed with other projects.

If the initial projects are successful we plan to further scale with phase development of additional projects. We expect to organically fund future projects. However, if we are unsuccessful in organically funding our expansion, it is likely we issue more bonds or take on additional debt.

If we are unable to sell 10,000 bonds of the planned offering we will not have sufficient capital available to fund the initial projects. It is likely we will scale down our initial operations to be consistent with funds raised in this offering.

Expected Performance

On average and over time, we expect to achieve 30% return on investment and 40% return on equity. If we are successful in delivering such numbers, we expect to get enough attention from the investing community to attract significant premiums to cost of initial investment in our company. Private equity firms and venture firms who invest in early round companies that deliver the type of results we expect sometimes get returns in the 50 to 1 range when a public market develops. It is important to note that this is not an assurance that a similar outcome will occur with Silvanus Enterprises, Inc.
As was noted in the section on risk factors, it is possible that an investor in our securities could possibly lose their investment. No public market has been established for the corporate bonds of Silvanus Enterprises, Inc. There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in Silvanus Enterprises, Inc. securities. There is no assurance that a trading market will ever develop for the corporate bonds of Silvanus Enterprises, Inc. or, if such a market does develop, that it will continue.


DESCRIPTION OF PROPERTY

Our Corporate facilities are to be located at 4050 South Meadow
Parkway, Fulton County, Atlanta, Georgia 30349. We currently do not own any land or building.

		CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable. The company has not engaged in any business transactions.

 	MARKET FOR COMMON EQUITY AND RELATED BONDHOLDER MATTERS

Market Information

No public market has been established for the corporate bonds of Silvanus Enterprises, Inc. There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in Silvanus Enterprises, Inc. securities. There is no assurance that a trading market will ever develop for the corporate bonds of Silvanus Enterprises, Inc. or, if such a market does develop, that it will continue.

Silvanus Enterprises, Inc. has no common equity subject to outstanding purchase options or warrants. Silvanus Enterprises, Inc. has no securities convertible into its common equity. Silvanus Enterprises, Inc. has no common equity that can be sold pursuant to Rule 144 under the Securities Act of 1933. Except for this offering, there is no common equity that is being, or has been publicly proposed to be, publicly registered by Silvanus Enterprises, Inc.

As of May 19, 2006, there were 10,000 corporate bonds committed to be issued by the Company. On completion of this offering, we will have 10,000 bonds outstanding, which will be immediately tradeable without restriction under the Securities Act of 1933. Affiliates will be subject to the resale limitations of Rule 144 under the Securities Act of 1933, as amended.

Dividends

No dividends have been paid to date and none is expected to be paid in the foreseeable future.

Equity Compensation Plan

We do not have any securities authorized for issuance under any equity compensation plans.

			EXECUTIVE COMPENSATION

Summary of Compensation of Executive Officers

Not applicable (nil) as no officer or director has ever received annual compensation since our date of incorporation. Our only officer and director receives no compensation at this time for their services.

Stock Options/SAR Grants

No grants of stock options or stock appreciation rights were made since our date of incorporation February 15, 2005.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

Compensation of Directors

No cash compensation was paid to our directors for their services as directors since our date of incorporation February 15, 2005.
We have no standard arrangement pursuant to which our directors are to be compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director.
Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

Employment Contracts and Termination of Employment

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment
(as a result of resignation or retirement).


EXPERTS
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

We have not appointed any independent accountants. We have had no change in, or disagreements with, our principal independent accountants since our formation in 2005.











FINANCIAL STATEMENTS

Our fiscal year end is December 31.

[THERE ARE NO HISTORICAL FINANCIALS DUE TO THE FACT THAT SILVANUS
ENTERPRISES, INC. IS A START-UP AND NO BUSINESS TRANSACTIONS HAVE
OCCURRED TO DATE]
HOWEVER BELOW IS A 5 YEAR PROJECTED INCOME STATEMENT OF
OUR ANTICIPATED PERFORMANCE in millions

 	 	 Y1	 Y2	 Y3	 Y4	 Y5	 Y6	  Y7

Sales	 	36,000 68,400 102,600 133,380 173,394 225,412 293,036

COGS	 	16,000 34,200  51,300  66,690  86,697 112,706 146,518

Gross Profit	20,000 34,200  51,300  66,690  86,697 112,706 146,518

Controllable
Cost	 	 5,400 10,260  15,390  20,007  26,009  33,812  43,955

Interest
Expenses         6,120  4,896	3,917   3,133   2,507   2,005	1,604

Operating
Income	         8,480 19,044  31,993  43,550  58,181  76,889 100,958

Income Tax	 2,544  6,665  11,198  15,242  20,363  26,911  35,335

Net Income       5,936 12,379  20,796  28,307  37,818  49,978  65,629

Analytical
Market
Capitalization 100,912 210,436 353,525 481,223 642,902 849,6221,115,588


Item 27. Exhibits (see at the end of the document)

The following Exhibits are filed as part of this Registration
Statement, pursuant to Item 601 of Regulation S-B.

Articles of Incorporation

Bylaws

Specimen Bond Certificate


Item 28. Undertakings

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 Emerging Holdings USA, Inc hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Silvanus Enterprises, Inc. pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Silvanus Enterprises, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Silvanus Enterprises, Inc. hereby undertakes to:

1.	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
	a. Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
	b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities to be offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
	c. Include any additional or changed material information on the plan of distribution.














SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Charlotte, State of North Carolina, on July 22, 2006.





SILVANUS ENTERPRISES, INC.







By:
/s/ DARYL E. CHERRY


Daryl E. Cherry

President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


SIGNATURE
TITLE
 DATE
/s/ DARYL
CHERRY

Daryl
Cherry
President, Registering Agent  (principal
executive, financial and accounting
officer)
July 22,
2006










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